Exhibit 99.1 Corporate Communications

CNH Industrial publishes its 2019 Corporate Calendar London, January 17, 2019 CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces the following corporate calendar dates for 2019:
Date	Earnings releases
February 7	CNH Industrial results for 4th quarter and full year 2018
May 7	CNH Industrial results for 1st quarter 2019
August 1	CNH Industrial results for 2nd quarter and 1st half 2019
November 6	CNH Industrial results for 3rd quarter 2019

A conference call for investors and financial analysts is planned on the date of each earnings announcement, disclosed on a quarterly basis as per Company’s practice. This will be accompanied by a listen-only webcast and presentation available to the public.

The Annual General Meeting for the approval of CNH Industrial N.V.’s 2018 financial statements is scheduled for April 12, 2019.

The 2019 corporate calendar is available on the corporate website: www.cnhindustrial.com.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

Corporate Office:

25 St James’s Street

London, SW1A 1HA

United Kingdom